August 9th, 2023

Attn: George K. Schuler and Craig Arakawa

Division of Corporate Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Almaden Minerals Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 27, 2023

File No. 001-32702

Dear Sirs:

Thank you for your letter of August 4, 2023 outlining comments on the above captioned filing. We have reviewed the comments and hereby respectfully request an extension of thirty (30) business days after your imposed deadline of August 18, 2023 to respond because our Qualified Person, who will be responsible for the majority of the response, is having surgery on August 11, 2023 and will require a few weeks of recovery. If this date is not acceptable to you, please let us know, otherwise we will post our response on Edgar by October 2, 2023.

Should you have any further questions, please do not hesitate to call me at (604) 694-9426.

Sincerely,

/s/ Korm Trieu

Korm Trieu

Chief Financial Officer & Corporate Secretary